Exhibit 99.26

Protech Home Medical ANNOUNCES continued business EXCELLENCE DURING covid-19 pandemic and comments on cms decision to remove NON-INVASIVE ventilators from competiTIve bidding program

Cincinnati, Ohio – April 13, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ), a healthcare services company with operations in the U.S., provides a further business update on its operations during the COVID-19 pandemic.

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company, based in the United States, operates out of 42 locations in 10 states with over 17,000 referring physicians and approximately 80,000 current active patients.

“In just a few weeks, our business has settled into a new normal”, commented Greg Crawford, Chairman and CEO of Protech. “As we noted in our press release dated March 18, 2020, our business has been deemed essential by the US government and we continue full operations during this pandemic. Since then, we have seen an uptick in demand for our at-home services. In particular, the expedited initiative by the medical community to free up hospital beds by sending non-critical patients home has accelerated physician referrals in most segments of our business. We are also pleased that the supply chain for our critical equipment continues to remain effective, and we continue to opportunistically build inventory to meet expected increases in demand, particularly for ventilators and home oxygen equipment.”

Protech’s Chief Financial Officer, Hardik Mehta, added, “Protech is pleased to announce that it has received more than C$1.5 million in cash payment as part of the CARES Act Provider Relief Fund to support healthcare providers fighting the COVID-19 pandemic. These are payments to healthcare providers, not loans, and will not need to be repaid. As part of the terms and conditions the payments can only be used to prevent, prepare for, and respond to the pandemic. Protech plans to fully utilize these payments to procure additional equipment and products to prepare and respond to the anticipated demand related to the pandemic.”

“In a further positive development, CMS, the Centers for Medicare and Medicaid Services, has removed non-invasive ventilators from the 2021 Competitive Bidding Program. The removal is designed to ensure greater patient access for at-home ventilator therapy. This segment accounts for approximately 17% of Protech’s revenue which continues to grow aggressively, this is very comforting and provides a great boost to our patient centric clinical services that has evolved into industry leading best practices to serve the physician and patient community. This change effectively improves Protech’s confidence in accessing the supply chain for such equipment and strengthens Protech’s margin outlook on the provision of such equipment,” continued Mr. Crawford. “I also want to take this opportunity to give heartfelt thanks to each one of our over 375 incredible team members, many of whom are on the frontlines of this pandemic. I also want to assure them that all efforts are undertaken to keep them safe as they go about their tireless efforts to provide superior care to our patients.”

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including how the Company plans to spend the payments it received under the CARES Act Provider Relief Fund, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to source additional equipment and products to prepare and respond to the anticipated demand related to the pandemic. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates, including those related to the COVID-19 pandemic; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca